Lightspeed Commerce Streamlines Operations with a Continued Focus on Profitable Growth

Leaner structure follows global launch of flagship products

Elimination of approximately 10 percent of Lightspeed’s headcount-related operating expenditures

Third quarter results expected to fall within the previously-established range for revenue outlook and ahead of Adjusted EBITDA outlook

MONTREAL, Jan. 17, 2023 /CNW Telbec/ - Lightspeed Commerce Inc. (NYSE: LSPD) (TSX: LSPD), the one-stop commerce platform for merchants around the world to simplify, scale, and create exceptional customer experiences, today announced a reorganization to streamline the Company’s operating model while continuing to focus on profitable growth.

After several years of strong performance, this reorganization represents the next deliberate step in executing Lightspeed’s strategy to unify all of its acquired companies and products. This new structure is expected to unlock efficiencies after absorbing employees, technology and processes through its most recent acquisitions.

The reorganization includes the reduction of approximately 300 roles representing about 10 percent of Lightspeed’s headcount-related operating expenditures, with half of the cost reduction coming from management layers. Lightspeed will continue to hire core go-to-market and development roles that support profitable growth.

“We have done outstanding work to complete our goal of integrating each brand and rolling out our flagship products to market,” said Lightspeed CEO JP Chauvet. “This represents three years of hard, foundational work that is setting us up for long-term success.”

Chauvet continued, “The launch of these flagship products, coupled with our new, leaner structure, will allow us to be more agile and responsive to our customers as we invest in innovations that will fuel our long-term growth.”

Lightspeed expects to deliver third quarter results within its previously-established range for revenue outlook and ahead of Adjusted EBITDA outlook. The Company estimates the actions announced today will result in an incremental restructuring cash charge of $12 million to $14 million, primarily consisting of severance payments, employee benefits and related costs, and expects to incur these charges primarily in the Company’s 4th quarter¹.

Lightspeed will provide an update on its financial performance on its earnings call on February 2nd.

About Lightspeed

Powering the businesses that are the backbone of the global economy, Lightspeed's one-stop commerce platform helps merchants innovate to simplify, scale, and provide exceptional customer experiences. Our cloud commerce solution transforms and unifies online and physical operations, multichannel sales, expansion to new locations, global payments, financial solutions, and connection to supplier networks.

Founded in Montréal, Canada in 2005, Lightspeed is dual-listed on the New York Stock Exchange (NYSE: LSPD) and Toronto Stock Exchange (TSX: LSPD). With teams across North America, Europe, and Asia Pacific, the company serves retail, hospitality, and golf businesses in over 100 countries.

For more information, please visit: lightspeedhq.com
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Forward-Looking Statements
This news release contains “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) within the meaning of applicable securities laws. Forward looking information may relate to our financial outlook (including revenue and Adjusted EBITDA), and anticipated events or results and may include information regarding our financial position, business strategy, growth strategies, addressable markets, budgets, operations, financial results, plans and objectives. Particularly, information regarding: our expectations of future results, performance, achievements, prospects or opportunities or the markets in which we operate; macroeconomic conditions such as increasing inflationary pressures, interest rates, and global economic uncertainty; our expectations regarding the costs, timing and impact of our cost reduction initiatives; and expectations regarding industry and consumer spending trends, our growth rates, the achievement of advances in and expansion of our platform, our gross margins and future profitability, acquisition outcomes and synergies, our business plans and strategies and our competitive position in our industry, is forward-looking information.
In some cases, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “an opportunity exists”, “budget”, “scheduled”, “estimates”, “suggests”, “outlook”, “forecasts”, “projection”, “prospects”, “strategy”, “intends”, “anticipates” or “does not anticipate”, “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, “will”, “will be taken”, “occur” or “be achieved”, the negative of these terms and similar terminology. In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding future events or circumstances.
Forward-looking information is necessarily based on a number of opinions, estimates and assumptions that we considered appropriate and reasonable as of the date of such forward-looking information. Forward-looking information is subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to the risk factors identified in our most recent Management’s Discussion and Analysis of Financial Condition and Results of Operations, under “Risk Factors” in our most recent Annual Information Form, and in our other filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, all of which are available under our profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.
Although we have attempted to identify important risk factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other risk factors not presently known to us or that we presently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information. You should not place undue reliance on forward-looking information, which speaks only as of the date made. The forward-looking information contained in this news release represents our expectations as of the date of hereof (or as of the date they are otherwise stated to be made), and are subject to change after such date. However, we disclaim any intention or obligation or undertaking to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required under applicable securities laws. All of the forward-looking information contained in this news release is expressly qualified by the foregoing cautionary statements.

1. All figures reported above are preliminary, are based on current expectations and are unaudited and subject to change and adjustment as the Company prepares its consolidated financial statements for the fiscal period ended December 31, 2022. The estimates of the charges and expenditures that the Company expects to incur in connection with the cost reduction initiatives, and the timing thereof, are subject to a number of assumptions, including local law requirements in various jurisdictions, and actual amounts may differ materially from estimates. In addition, the Company may incur other charges or cash expenditures not currently contemplated due to unanticipated events that may occur, including in connection with the implementation of the cost reduction initiatives.

Media Contacts:

Canada:
Victoria Baker, NKPR - victoriab@nkpr.net

USA:
Jennifer Fugel, Newsmaker Group - jfugel@newsmakergroup.com

Lightspeed Media Relations - media@lightspeedhq.com

Investor Relations:
Gus Papageorgiou, Lightspeed Investor Relations - investorrelations@lightspeedhq.com